# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertex Energy, Inc., CIK 0000890447
CUSIP: 92534K107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001493152-24-039047
Filed by CIK 0001390947
Persons authorized to receive notices and communications: Michael Chambers, 811 Main Street, Suite 3700, Houston, Texas (TX), 77002, (713) 546-5400

## Reporting persons
- Jennifer Straumins (CIK 0001390947): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Vertex Energy, Inc.
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the "Schedule 13D"), Common Stock, $0.001 Par Value Per Share (the "Common Stock"), of Vertex Energy, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In accordance with the Restructuring Support Agreement, the Company Parties filed the Chapter 11 Cases with the Bankruptcy Court on September 24, 2024, and filed a Chapter 11 plan (the "Plan") with the Bankruptcy Court on December 20, 2024. On December 20, 2024, the Bankruptcy Court confirmed the Plan.

The Plan became effective in accordance with its terms on January 21, 2025 (the "Effective Date"), and the Company Parties emerged from the Chapter 11 Cases.

On the Effective Date, pursuant to the Plan, all shares of Common Stock, all warrants to purchase the Common Stock, and any other equity-based instruments, issued and outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, released, extinguished, and of no further force or effect.

Also in accordance with the Plan, on the Effective Date, the obligations of the RSA Parties under the Restructuring Support Agreement and under the DIP Loan Agreement were cancelled.

Following the consummation of the transactions that occurred on January 21, 2025, any "group" that may be deemed to have existed between the Reporting Person and the other parties to the Restructuring Support Agreement has been terminated.

Pursuant to the Plan and following the cancellation of the Common Stock on the Effective Date, the reorganized company issued new common equity interests ("New Common Stock") to holders of Allowed DIP Claims (as defined in the Plan) and Allowed Term Loan Claims (as defined in the Plan). The New Common Stock is not registered under, nor convertible into equity registered under, Section 12(b) or (g) of the Act and, accordingly, ownership of such New Common Stock is not subject to reporting under Section 13(d) or (g) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 1 is being filed to report that, as of January 21, 2025, the Reporting Person ceased to beneficially own more than five percent of the outstanding Common Stock.

## Signatures
- Jennifer Straumins: /s/ Jennifer Straumins, Jennifer Straumins (01/23/2025)